Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                  July 25, 2005

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:   Cell Power Technologies, Inc.
            Amendment No. 4 to Form SB-2
            File No. 333-120573
            Filed June 29, 2005
            Form 10-KSB for the Fiscal Year Ended October 31, 2004
            File No. 0-050062 Form 10-QSB/A for the Fiscal Quarter ended
             January 31, 2005
            File No. 0-050062
            Form 10-QSB for the Fiscal Quarter ended April 30, 2005
            File No. 0-050062

Dear Mr. Schwall:

      This firm represents Cell Power Technologies, Inc. ("Cell Power" or the "Company") in the above-referenced matter. Enclosed for filing is Cell Power's Amendment No. 5 to its Form SB-2, an amendment to the Form 10-QSB for the quarter ended January 31, 2005, an amendment to the Form 10-QSB for the quarter ended April 30, 2005 and an amendment to the Company's Form 10-KSB for the year ended October 31, 2004. Below, please find our responses to your July 15, 2005 comment letter:

Form SB-2/A

Risk Factors, page 7

"Our independent registered public accounting firm....,page 7

1. In your response to our prior comment 4 of our letter dated May 20, 2005, you indicate that your independent auditors first raised the issue of a material weakness in connection with its audit of the company's financial statements for the fiscal year ended October 31, 2004. Your risk factor disclosure, however, indicates the issue was first raised in connection with the review of the financial statements for the fiscal quarter ended January 31, 2005. As done in your response, revise the risk factor disclosure to delineate the fact that the issue was first identified in connection with the review of fiscal year ended October 31, 2005. In this regard, please note the comments that follow regarding amendments to the form 10-KSB and Forms 10-QSB.

      Response

      We have revised the risk factor to disclose that the auditors first raised the issue regarding the material weakness in connection with the audit of its audit of the company's financial statements for the fiscal year ended October 31, 2004.

Form 10-KSB

Controls and Procedures, page 16

2. In your response to prior comment 4 of our letter dated May 20, 2005, you indicate that prior to the filing of the Form 10-KSB, Marcum & Kliegman LLP informed management of the material weakness that was discovered during the audit of the Company's financial statements for the fiscal year ended October 31, 2004. You state that management chose not to disclose the existence of the material weakness in the Form l0-KSB due to the "insignificance of the amount of royalties involved." Please amend your Form 10-KSB for the fiscal year ended October 31, 2004 to include a detailed discussion of the material weakness, when it was identified, and the decisions that management made regarding the timing of the disclosure.

      Additionally, when revising your Form 10-KSB, please ensure that your disclosure includes an assessment of the effectiveness of disclosure controls and procedures in light of your failure to disclose the material weakness that was reported to management prior to the filing of the Form 10-KSB. We may have further comments.

      Response

      We have amended the 10-KSB for the year ended October 31, 2004, to include a detailed discussion of the material weakness, when it was identified, and the decisions that management made regarding the timing of the disclosure.

      Management has disclosed that it believed that its disclosure and procedures were effective as of October 31, 2004. Management was aware of the weakness identified by Marcum & Kliegman, LLP, but determined that the insignificance of the amounts involved did not result in a material weakness. The effect of this timing difference has not been material to the Company's financial statements due to the amounts involved. Accordingly, management did not believe it was necessary to disclose the existence of a material weakness in the 10-KSB for the year ended October 2004 due to the insignificance of the amount of royalties involved.

Form l0-QSB

General

3. Please amend the disclosure in your quarterly reports so that you revise to clarify the facts noted in your response letter regarding the discovery of the material weakness by your independent auditors during their audit of financial statements for the fiscal year ended October 31, 2004. This comment applies to your Form l0-QSB/A for the quarter ended January 31, 2005 and the Form l0-QSB for the quarter ended April 30, 2005.

      Response

      We have revised the 10-QSB for quarter ended January 31, 2005 and the 10-QSB for the quarter ended April 30, 2005 in order to clarify the facts in the previous response letter regarding the discovery of the material weakness by the Company's independent auditors.

Controls and Procedures, page 15

4. We note that your chief executive officer and principal accounting officer concluded that disclosure controls and procedures were `adequate for the fiscal quarter ended April 30, 2005. In the amended l0-QSB/A for the fiscal quarter ended January 31, 2005 filed on June 29, 2005, your chief executive officer and principal accounting officer concluded that disclosure controls and procedures were "effective" Please reconcile for us, the differences in conclusions reached with respect to the second quarter versus the first quarter We may have further comments.

      Response

      The 10-QSB for the quarter ended April 30, 2005 has been revised to state the chief executive officer and the principal accounting officer concluded that the disclosure controls and procedures were "effective". Please note that the Company inadvertently used the phrase "adequate" as the Company believed that its controls and procedures were effective as of the quarter ended April 30, 2005. Although the inability to obtain royalty reports during the last month of the Company's fiscal quarters was material it did not affect the Company's disclosure controls and procedures. As a result, management believes that its disclosure controls and procedures were effective. This disclosure regarding the disclosure controls and procedures including management's consideration of the potential effect of the material weakness has been set forth in the amended 10-KSB and the 10-QSBs.


                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                    Sincerely,


                                    /s/ Stephen Fleming

                                    Stephen Fleming